EXHIBIT 99.1



February 8, 1995




Challenger Minerals Inc.
10777 Westheimer, Suite 700
Houston, Texas  77042

Gentlemen:

     At your request, we have prepared an estimate of the reserves, future production and income attributable to the major leasehold interests of Challenger Minerals Inc. (Challenger) as of December 31, 1994. The subject properties are located in the state of Texas, and offshore Louisiana and Texas. The income data have been estimated using the Securities and Exchange Commission (SEC) guidelines for future cost and price parameters.

     The estimated reserve quantities and future income quantities presented in this report are related to hydrocarbon prices. December 31, 1994 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 1994 prices. Therefore, quantities of reserves actually recovered and quantities of income actually received may differ significantly from the estimated quantities presented in this report. The summary level results of this study are shown below.


                            SEC PARAMETERS
                  Estimated Net Reserve and Income Data
                     Certain Leasehold Interests of
                        Challenger Minerals Inc.

                         As of December 31, 1994



                                                               Proved
                                      Developed                                        Total

                            Producing           Non-Producing        Undeveloped       Proved
Net Remaining Reserves
  Oil/Condensate - Barrels    519,946                 110,671            24,806        655,423
  Gas - MMCF                    7,857                   3,817               163         11,837

Income Data
  Future Gross Revenue    $21,703,917              $8,368,626          $680,146    $30,752,689
  Deductions                6,778,998               3,701,303           551,765     11,032,066
  Future Net Income (FNI) $14,924,919              $4,667,323          $128,381    $19,720,623

  Discounted FNI @ 10%    $13,572,181              $3,305,407         $  60,972    $16,938,560



                                                          Probable

                                       Developed                                Total
                           Producing               Non-Producing      Undeveloped   Probable

Net Remaining Reserves
  Oil/Condensate - Barrels         0                      12,187         48,333       60,520
  Gas - MMCF                   1,690                         489            240        2,419

Income Data
  Future Gross Revenue    $2,839,363                  $1,023,799     $1,193,027   $5,056,189
  Deductions                 348,732                      69,033        755,387    1,173,152
  Future Net Income (FNI) $2,490,631                  $  954,766     $  437,640   $3,883,037

  Discounted FNI @ 10%    $1,898,846                  $  587,531     $  213,718   $2,700,095



                                                          Possible
                                        Developed                                    Total
                                      Non-Producing              Undeveloped         Possible

Net Remaining Reserves
  Oil/Condensate - Barrels                2,865                     5,767             8,632
  Gas - MMCF                                114                       230               344

Income Data
  Future Gross Revenue                 $239,605                  $482,138          $721,743
  Deductions                             20,332                    45,319            65,651
  Future Net Income (FNI)              $219,273                  $436,819          $656,092

  Discounted FNI @ 10%                 $137,133                  $209,605          $346,738

       Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

       We have included probable and possible reserves and income in this report at the request of Challenger. These data are for Challenger's information only and should not be included in reports to the SEC according to the SEC guidelines.

       The proved developed non-producing reserves included herein are comprised of the behind pipe category. The probable developed reserves included herein are comprised of probable additional producing and behind pipe categories. The various producing status categories are defined under the tab "Reserve Definitions and Pricing Assumptions" in this report.

       The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans which may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist. Gas reserves account for approximately 64.9 percent and liquid hydrocarbon reserves account for the remaining 35.1 percent of total future gross revenue from proved reserves.

       The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded annually. Future net income was discounted at four other discount rates, which were also compounded annually. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.

                        Discounted Future Net Income

                           As of December 31, 1994

  Discount Rate         Total         Total            Total
    Percent             Proved       Probable         Possible
      12             $16,487,126    $2,526,365        $304,814
      15             $15,861,479    $2,294,145        $261,212
      20             $14,937,325    $1,969,540        $200,687
      30             $13,436,414    $1,490,336        $124,445

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RESERVES INCLUDED IN THIS REPORT

       The PROVED RESERVES included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The PROBABLE RESERVES and POSSIBLE RESERVES included herein conform to definitions of probable and possible reserves approved by the Society of Petroleum Engineers and the society of Petroleum Evaluation Engineers. Our definitions of proved, probable, and possible reserves are included under the tab "Reserve Definitions and pricing Assumptions" in this report.

       The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

ESTIMATES OF RESERVES

       In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

       The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.




FUTURE PRODUCTION RATES

       Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Challenger.

       In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas marketing conditions in specific cases.

       The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

HYDROCARBON PRICES

       Challenger furnished us with prices in effect at December 31, 1994 and these prices were held constant throughout the remaining life of the reserves. in accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1994 were not taken into account in this report. Future prices used in this report are discussed in more detail under the tab "Reserve Definitions and Pricing Assumptions" in this report.

COSTS

       Operating costs for the leases and wells in this report are based on the operating expense reports of Challenger and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by Challenger and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. For properties located onshore, this study does not consider the salvage value of the lease equipment or the abandonment cost since both are relatively insignificant and tend to offset each other. The estimated net cost of abandonment after salvage was considered for offshore properties where abandonment costs net of salvage are significant. The estimates of the offshore net abandonment costs furnished by Challenger were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interests expenses and exploration and development prepayments which are not charged directly to the leases or wells.

GENERAL

       Table A presents a line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 125 present our estimated projection of production and income by years beginning January 1, 1995 by state, field, and lease or well.

       While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

       The estimates of reserves presented herein were based upon a detailed study of the properties in which Challenger owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Challenger has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by Challenger were accepted without independent verification. The estimates presented in this report are based on data available through December 1994.

       Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

       This report was prepared for the exclusive use of Challenger. The data, work papers, and maps used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                Very truly yours,

                                RYDER SCOTT COMPANY
                                PETROLEUM ENGINEERS



                                Joe P. Allen, P.E.
                                Senior Vice President





                         DEFINITIONS OF RESERVES

                              SEC PARAMETERS



SEC DEFINITIONS

       PROVED RESERVES of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions using the cost and price parameters discussed in other sections of this report. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and
(2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale.

       Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and
(2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and
(3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.

       Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.



SPE/SPEE DEFINITIONS

       PROBABLE RESERVES are the estimated quantities of recoverable hydrocarbons which are based on engineering and geological data similar to those used in the estimates of proved reserves but, for various reasons, these data lack the certainty required to classify the reserves as proved. Probable reserves include, without limitation: (a) reserves that apparently exist a reasonable distance beyond the proved limits of productive reservoirs where water contacts have not been determined and proved limits are established by the lowest datum at which proved reserves exist; (b) reserves in formations that appear to be productive from log characteristics only, but lack definitive tests or core analyses data; (c) reserves in a portion of a formation that has been proved productive in other areas in a field but is separated from the proved area by sealing faults, provided that the geologic interpretation indicates the probable area is structurally high relative to the proved portion of the formation; (d) reserves obtainable by improved recovery where an improved recovery program, that has yet to be established through repeated economically successful operations, is planned but is not yet in operation and a successful pilot test has not been performed, but reservoir and formation characteristics appear favorable for its success; and (e) reserves in the same reservoir as proved reserves that would be recoverable if a more efficient primary recovery mechanism develops than was assumed in estimating the proved reserves due to such factors as infill drilling, improved frac techniques and better production methods.

       POSSIBLE RESERVES are the estimated quantities of hydrocarbons which are based on engineering and geological data which are less complete and less conclusive than the data used in estimates of probable reserves. Possible reserves include, without limitation: (a) reserves that might be found if certain geologic conditions exist which are indicated by structural extrapolation from developed areas; (b) reserves that might be found if reasonably definitive geophysical interpretations indicate a structure larger than could be included within the proved and probable limits; (c) reserves that might be found in formations which have log characteristics that are somewhat favorable but leave a reasonable doubt as to their certainty; (d) reserves that might exist in untested fault segments adjacent to proved reserves where a reasonable doubt exists as to whether such fault segment is or is not structurally high enough; and (e) reserves that might result from a planned improved recovery program that is not in operation and that is in a field in which formation, fluid or reservoir characteristics are such that a reasonable doubt exists as to its success.




               DEFINITIONS OF PRODUCING STATUS CATEGORIES



DEVELOPED PRODUCING

       PRODUCING reserves are recoverable from completion intervals currently open and producing to market. Improved recovery reserves are considered to be producing only after an improved recovery project has been installed and is in operation.

       Probable or possible producing reserves are in addition to proved producing reserves and are those reserves which may be recovered from portions of the reservoir which are downdip from the lowest known proved reserves or which may be recovered if a higher recovery factor is realized than was used in the estimate of proved reserves.

DEVELOPED NON-PRODUCING

       SHUT-IN reserves are recoverable from completion intervals now open, but which had not started producing as of the date of our estimate.

       BEHIND PIPE reserves are recoverable from zones behind casing in existing wells, which will require additional completion work or a future recompletion prior to the start of production.

UNDEVELOPED

       UNDEVELOPED reserves are recoverable by new wells on undrilled acreage, from existing wells where a relatively large expenditure is required for recompletion and from acreage where the application of an improved recovery project is planned and the costs required to place the project in operation are relatively large. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.


HYDROCARBON PRICING PARAMETERS

              SECURITIES AND EXCHANGE COMMISSION PARAMETERS



OIL AND CONDENSATE

       Challenger furnished us with oil and condensate prices in effect at December 31, 1994 and these prices were held constant to depletion of the properties. In accordance with Securities and Exchange Commission guidelines, changes in liquid prices subsequent to December 31, 1994 were not considered in this report.

GAS

       Challenger furnished us with gas prices in effect at December 31, 1994 and with its forecasts of future gas prices which take into account SEC guidelines, current spot market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they make any allowance for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December gas prices. For gas sold under contract, the contract gas price including fixed and determinable escalations, exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current spot market price for the area and held at this adjusted price to depletion of the reserves.





                        CHALLENGER MINERALS INC.








                                Estimated

                       Future Reserves and Income

                         Attributable to Certain

                           Leasehold Interests









                               (SEC Case)



                                  As of

                            December 31, 1994